Fourth Quarter 2010 Earnings Release

BMO Financial Group Reports Strong Results for its Fourth Quarter and Fiscal Year
   $739 Million of Net Income with Revenues of $3.2 Billion in the Fourth Quarter
   $2.8 Billion of Net Income with Revenues of $12.2 Billion in the Fiscal Year
P&C Canada Continues to Deliver Strong Performance with Good Revenue Growth in the Quarter
Private Client Group Posts Good Growth from a Year Ago and the Third Quarter
BMO Capital Markets Net Income Rises Significantly From the Third Quarter
Tier 1 Capital Ratio Remains Strong, at 13.45%

Financial Results Highlights:
Fourth Quarter 2010 Compared with Fourth Quarter 2009:
•	Net income of $739 million, up $92 million or 14% from a year ago

•	EPS[1] of $1.24 and cash EPS[2] of $1.26, both up $0.13 from a year ago

•	Return on equity of 15.1%, up from 14.0% a year ago

•	Provisions for credit losses of $253 million, down $133 million from a year ago but up $39 million from the third quarter
Fiscal 2010:
•	Net income of $2,810 million, up $1,023 million or 57% from 2009

•	EPS of $4.75 compared with $3.08 and cash EPS of $4.81 compared with $3.14

•	Return on equity of 14.9%, up from 9.9% a year ago

•	Income Before Credit Provisions and Income Taxes[2] of $4.6 billion in fiscal 2010, up from $3.7 billion a year ago

•	Provision for credit losses of $1,049 million comprised solely of specific provisions, compared with a provision for credit losses of $1,603 million a year ago comprised of specific provisions of $1,543 million and an increase in the general allowance of $60 million
Toronto, December 7, 2010 – For the fourth quarter ended October 31, 2010, BMO Financial Group reported net income of $739 million or $1.24 per share. Canadian personal and commercial banking continued to deliver strong performance, with net income of $420 million, up $22 million or 5.5% from a year ago.
Today, BMO announced a first quarter 2011 dividend of $0.70 per common share, unchanged from the preceding quarter and equivalent to an annual dividend of $2.80 per common share.
BMO’s 2010 audited annual consolidated financial statements and accompanying management’s discussion & analysis (MD&A) will be available today at www.bmo.com, along with the supplementary financial information report, which includes fourth quarter financial information.

1	All Earnings per Share (EPS) measures in this document refer to diluted EPS, unless specified otherwise.

2	The adjustments that change results under generally accepted accounting principles (GAAP) to cash results and net income to income before provisions for credit losses, income taxes and non-controlling interest in subsidiaries are outlined in the Non-GAAP Measures section at the end of the attached Financial Review, where such non-GAAP measures and their closest GAAP counterparts are outlined.

“We are investing strategically to raise the bar on customer experience. It’s differentiating us in the marketplace and positioning us for future growth,” said Bill Downe, President and Chief Executive Officer, BMO Financial Group. “Good results this quarter and for our 2010 fiscal year, as well as our strong balance sheet, reflect the consistent execution of our strategy – and the benefits of our diversified business mix.
“P&C Canada had another strong quarter, driven by volume growth across most lines of business. We continue to demonstrate momentum in the market with the introduction of new products that compete on the basis of providing value to the customer. And we are seeing year-over-year increases in the average number of product categories used by both personal and commercial customers. We continue to invest in the size and capabilities of our commercial workforce to deliver guidance and advice to more customers. Our Prairies Financial Flood Relief Program is just one example of our consistent approach to helping our customers, an approach that is helping us gain commercial loan market share, which was 20.29% based on the latest available statistics.
“Results in BMO Capital Markets this quarter reflect an improvement in trading and investment banking activity from the third quarter. Revenue performance returned to levels experienced in the first half of the year with year-over-year growth across a number of businesses. Annual net income of $820 million with an ROE of 18.8% demonstrates our good use of capital to deliver the right balance of risk and return.
“Private Client Group produced strong results with net income substantially higher than in the same quarter a year ago. We saw strong revenue growth across most of our businesses due to new clients, new assets and improved equity market conditions. We remain focused on our clients’ total wealth management needs and on delivering best-in-class financial products and services to them from our operations in Canada, the United States, China and the United Kingdom.
“P&C U.S. is seeing the benefit of loan spread improvement, new accounts opened and growing deposit balances. Results were affected by higher credit losses, the impact of impaired loans and higher acquisition integration costs. The visibility of our brand continues to rise in the Midwest. During the fourth quarter, we successfully completed the integration of the operations of the Rockford, Illinois-based bank and the assets and liabilities we acquired at the end of the second quarter.
“During the quarter, BMO continued to expand its presence in select international markets with the incorporation of a wholly-owned subsidiary in China, Bank of Montreal (China) Company Limited. BMO ChinaCo gives us the flexibility to expand our product and service offerings for our clients. Our presence in China is unmatched by our peers.
“Overall, BMO’s results reflect a very good quarter and a strong year with sound capital and liquidity positions. Our brand promise stands out and is continuing to gain relevance and drive customer loyalty. We head into 2011 with significant momentum – with each of our businesses well positioned – and each of our 38,000 employees committed to exceeding our customers’ expectations,” concluded Mr. Downe.
BMO Financial Group Fourth Quarter Report 2010 • 1

Operating Segment Overview
P&C Canada
Net income was a strong $420 million, up $22 million or 5.5% from a year ago. There were revenue increases across each of our personal, commercial and cards businesses, driven by volume growth across most products, the inclusion in our financial results of the Diners Club North American franchise we acquired and an improved net interest margin.
     Our goal is to be the bank that defines great customer experience. We seek to continue to deepen our relationship with our customers by providing innovative product offers, enhancing our performance management system and improving the productivity of our distribution network. This has resulted in improved customer loyalty as well as year-over-year increases in the average number of product categories used by both personal and commercial customers.
     In personal banking, we continue to add distribution capability with the hiring of additional mortgage specialists and financial planners and we have also made significant improvements in our branch processes.
     In commercial banking, our market share for loans to small- and medium-sized businesses has exceeded 20% for two consecutive quarters. We continue to rank second in Canadian business lending market share and our goal is to become the bank of choice for businesses across Canada.
     We are the largest MasterCard issuer in Canada, as measured by transaction volumes, and are one of the largest commercial card issuers in North America. During the quarter, we entered into an exclusive strategic relationship with Sobeys Inc. to provide their customers with new credit card products, allowing them to quickly and easily accumulate Club Sobeys points or AIR MILES reward miles on items they buy and use everyday. This relationship should expand our footprint as Canada’s leading MasterCard issuer and help us establish relationships with Sobeys’ customers.
P&C U.S. (all amounts in U.S. $)
Net income of $37 million was down $11 million or 21% from $48 million a year ago, but was essentially unchanged adjusted to exclude acquisition integration costs. The benefits of loan spread improvement and deposit balance growth were largely offset by an increase in the impact of impaired loans, higher provisions for credit losses, a decrease in loan balances and deposit spread compression.
     On a basis that adjusts for the impact of impaired loans, a reduction in our Visa litigation accrual and acquisition integration costs, net income was $59 million, an increase of $1 million or 2.1% from a year ago on a comparably-adjusted basis. On this basis, the cash productivity ratio was 66.0%.
     Late in the second quarter, we acquired certain assets and liabilities of AMCORE Bank, N.A., a Rockford, Illinois-based bank. In the fourth quarter, we successfully integrated its operations into ours, providing our new customers with access to all of our products and services, branches and ABMs as well as our telephone and online banking services.
     During the quarter we were the recipient of a 2010 TNS Choice Award for superior performance in the Metro Chicago retail banking market. Winners of the award were chosen by Chicago-area residents for their strong performance in attracting new customers, satisfying and retaining existing customers, and their success in winning a larger share of their customers’ total banking business.
     We continue to focus on the customer experience as reflected in our high loyalty scores. Our retail net promoter score was 40 for the fourth quarter 2010 and 41 in the prior quarter, and it remains very strong compared to the scores of our major competitors.

2 • BMO Financial Group Fourth Quarter Report 2010

Private Client Group
Net income was $131 million, a strong increase of $25 million or 25% from the same quarter a year ago. Private Client Group net income, excluding the insurance business, was $89 million, up a strong $25 million or 40% from a year ago as we continue to see growth across most of our businesses. Insurance net income of $42 million for the quarter was unchanged year over year, as the benefit from higher premium revenue was offset by the effect of unfavourable market movements on policyholder liabilities.
     Revenue increased $48 million or 8.6% with strong growth across most of our businesses, as we remain focused on continuing to deliver the high level of service and advice that our clients expect, especially in the current economic environment. Expense growth was modest, as we continue to focus on effective cost management.
     Assets under management and administration improved by $30 billion or 13%, after adjusting to exclude the impact of the weaker U.S. dollar.
     During the quarter, Private Client Group announced that its Exchange Traded Funds (ETF) business had reached $1 billion in assets under management, achieving this milestone only 15 months after having entered the ETF market. Investors can choose from a diverse line-up of 30 BMO ETFs.
BMO Capital Markets
Net income for the quarter was $216 million, a decrease of $44 million or 17% from the strong results of a year ago. Revenues in the current quarter were higher than the strong levels of a year ago, reflecting in part the work we have undertaken to focus on our core client base. However, the increase in overall revenues was more than offset by higher provisions for credit losses as well as higher expenses from the investments we have made to expand our business.
     The increase in revenue was driven by gains in investment securities and higher mergers and acquisitions fees and debt underwriting fees. Trading revenues were up considerably due to higher client activity in the current quarter and the favourable impact of credit spread movements this quarter compared to the negative impact last quarter. Although trading revenue improved significantly from the third quarter, overall trading revenue was slightly lower than in the prior year.
     Our strategy emphasizes a focus on the client and we have been making ongoing efforts to expand and strengthen our distribution platform and focus on key strategic sectors to position us for long-term success. Recently, BMO Capital Markets was ranked first as an overall institutional equity franchise (for research, sales and trading combined) with the highest reputational franchise score in the 2010 Brendan Wood International Survey of Institutional Investors. We were also named Best Trade Bank in Canada by Trade Finance Magazine and Best Foreign Exchange Bank, Canada & North America by European CEO Magazine.
     BMO Capital Markets participated in 123 new issues in the quarter including 34 corporate debt deals, 36 government debt deals, 48 common equity transactions and five issues of preferred shares, raising $47 billion.
Corporate Services
Corporate Services incurred a net loss in the quarter of $66 million. Results were $102 million better than in the prior year due primarily to lower provisions for credit losses, offset in part by higher expenses. BMO employs a methodology for segmented reporting purposes whereby expected credit losses are charged to the client operating groups, and the difference between expected losses and actual losses is charged (or credited) to Corporate Services.
Medium-Term Financial Performance Objectives
BMO has medium-term objectives of increasing EPS by an average of 12% per year over time, earning average annual ROE of between 17% and 20%, achieving average annual cash operating leverage of at least 1.5% and maintaining strong capital ratios that meet both current and expected regulatory requirements. Our medium-term financial objectives are discussed further in the Management’s Discussion and Analysis for fiscal 2010.
Caution
The foregoing sections contain forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

BMO Financial Group Fourth Quarter Report 2010 • 3

Financial Highlights

(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended						For the twelve months ended
	October 31,	July 31,	April 30,	January 31,	October 31,	Change from	October 31,	October 31,	Change from
	2010	2010	2010	2010	2009	October 31, 2009	2010	2009	October 31, 2009

Income Statement Highlights
Total revenue	$3,229	$2,907	$3,049	$3,025	$2,989	8.0%	$12,210	$11,064	10.4%
Provision for credit losses	253	214	249	333	386	(34.4)	1,049	1,603	(34.5)
Non-interest expense	2,023	1,898	1,830	1,839	1,779	13.7	7,590	7,381	2.8
Net income	739	669	745	657	647	14.2	2,810	1,787	57.2

Net Income by Operating Segment
Personal & Commercial Banking Canada	$420	$426	$395	$403	$398	5.5%	$1,644	$1,415	16.2%
Personal & Commercial Banking U.S.	38	40	46	51	51	(24.0)	175	286	(38.6)
Private Client Group	131	108	118	113	106	24.6	470	359	31.0
BMO Capital Markets	216	130	260	214	260	(17.2)	820	873	(6.1)
Corporate Services (a)	(66)	(35)	(74)	(124)	(168)	60.9	(299)	(1,146)	73.9

Common Share Data ($)
Diluted earnings per share	$1.24	$1.13	$1.26	$1.12	$1.11	$0.13	$4.75	$3.08	$1.67
Diluted cash earnings per share (b)	1.26	1.14	1.28	1.13	1.13	0.13	4.81	3.14	1.67
Dividends declared per share	0.70	0.70	0.70	0.70	0.70	–	2.80	2.80	–
Book value per share	34.09	33.13	32.04	32.51	31.95	2.14	34.09	31.95	2.14
Closing share price	60.23	62.87	63.09	52.00	50.06	10.17	60.23	50.06	10.17
Total market value of common shares ($ billions)	34.1	35.4	35.3	28.9	27.6	6.5	34.1	27.6	6.5

	As at
	October 31,	July 31,	April 30,	January 31,	October 31,	Change from
	2010	2010	2010	2010	2009	October 31, 2009

Balance Sheet Highlights
Assets	$411,640	$397,386	$390,166	$398,623	$388,458	6.0%
Net loans and acceptances	176,643	173,555	169,753	169,588	167,829	5.3
Deposits	249,251	242,791	239,260	240,299	236,156	5.5
Common shareholders’ equity	19,309	18,646	17,944	18,054	17,626	9.5

	For the three months ended						For the twelve months ended
	October 31,	July 31,	April 30,	January 31,	October 31,		October 31,	October 31,
	2010	2010	2010	2010	2009		2010	2009

Financial Measures and Ratios (% except as noted) (c)
Average annual five year total shareholder return	5.9	5.6	7.2	3.5	1.8		5.9	1.8
Diluted earnings per share growth	11.7	16.5	+100	+100	4.7		54.2	(18.1)
Diluted cash earnings per share growth (b)	11.5	16.3	+100	+100	4.6		53.2	(18.0)
Return on equity	15.1	13.7	16.4	14.3	14.0		14.9	9.9
Cash return on equity (b)	15.3	13.9	16.6	14.4	14.2		15.0	10.1
Net economic profit (NEP) growth (b)	40.8	+100	+100	+100	10.4		+100	(+100)
Operating leverage	(5.7)	(3.8)	17.9	24.0	8.5		7.6	1.3
Cash operating leverage (b)	(5.7)	(3.9)	17.7	23.9	8.3		7.5	1.3
Revenue growth	8.0	(2.4)	14.8	23.9	6.3		10.4	8.4
Non-interest expense growth	13.7	1.4	(3.1)	(0.1)	(2.2)		2.8	7.1
Cash non-interest expense growth (b)	13.7	1.5	(2.9)	0.0	(2.0)		2.9	7.1
Non-interest expense-to-revenue ratio	62.6	65.3	60.0	60.8	59.5		62.2	66.7
Cash non-interest expense-to-revenue ratio (b)	62.3	65.0	59.7	60.5	59.2		61.9	66.3
Provision for credit losses-to-average loans and acceptances (annualized)	0.58	0.50	0.59	0.79	0.89		0.61	0.88
Gross impaired loans and acceptances-to-equity and allowance for credit losses	13.55	13.54	15.20	13.89	14.92		13.55	14.92
Cash and securities-to-total assets ratio	35.0	34.6	35.8	33.9	31.9		35.0	31.9
Tier 1 capital ratio	13.45	13.55	13.27	12.53	12.24		13.45	12.24
Total capital ratio	15.91	16.10	15.69	14.82	14.87		15.91	14.87
Credit rating (d)
DBRS	AA	AA	AA	AA	AA		AA	AA
Fitch	AA-	AA-	AA-	AA-	AA-		AA-	AA-
Moody’s	Aa2	Aa2	Aa2	Aa2	Aa1		Aa2	Aa1
Standard & Poor’s	A+	A+	A+	A+	A+		A+	A+

Twelve month total shareholder return	26.4	22.4	68.7	67.1	25.1		26.4	25.1
Dividend yield	4.65	4.45	4.44	5.38	5.59		4.65	5.59
Price-to-earnings ratio (times)	12.7	13.6	14.1	13.6	16.3		12.7	16.3
Market-to-book value (times)	1.77	1.90	1.97	1.60	1.57		1.77	1.57
Net economic profit (loss) ($ millions) (b)	225	158	264	171	159		818	(68)
Return on average assets	0.72	0.67	0.78	0.66	0.63		0.71	0.41
Net interest margin on average earning assets	1.89	1.88	1.88	1.85	1.73		1.88	1.63
Non-interest revenue-to-total revenue	50.2	46.0	50.1	49.3	51.7		48.9	49.7
Equity-to-assets ratio	5.3	5.3	5.3	5.2	5.2		5.3	5.2

All ratios in this report are based on unrounded numbers.
(a)	Corporate Services includes Technology and Operations.
(b)	Refer to the GAAP and related Non-GAAP Measures section of the attached Financial Review.
Certain comparative figures have been reclassified to conform with the current period’s presentation.

(c)	For the period ended, or as at, as appropriate.
(d)	For a discussion of the significance of these credit ratings, see the Liquidity and Funding Risk section on p.85 of BMO’s Annual Managements’ Discussion and Analysis.

Financial Review
The Financial Review commentary is as of December 7, 2010. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from financial statements prepared in accordance with Canadian generally accepted accounting principles (GAAP). The Financial Review should be read in conjunction with the summary unaudited quarterly consolidated financial statements for the period ended October 31, 2010, included in this document, as well as the audited consolidated financial statements for the year ended October 31, 2010 and Management’s Discussion and Analysis for fiscal 2010.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. As such, in this document, the names BMO and BMO Financial Group mean Bank of Montreal, together with its subsidiaries.

Summary Data

		Increase (Decrease)		Increase (Decrease)			Increase (Decrease)
(Unaudited) (Canadian $ in millions, except as noted)	Q4-2010	vs. Q4-2009		vs. Q3-2010		Fiscal-2010	vs. Fiscal-2009

Net interest income	1,610	168	12%	39	2%	6,235	665	12%
Non-interest revenue	1,619	72	5%	283	21%	5,975	481	9%

Revenue	3,229	240	8%	322	11%	12,210	1,146	10%
Specific provision for credit losses	253	(133)	(34%)	39	18%	1,049	(494)	(32%)
Increase in the general allowance	-	-	-	-	-	-	(60)	(+100%)

Total provision for credit losses	253	(133)	(34%)	39	18%	1,049	(554)	(34%)
Non-interest expense	2,023	244	14%	125	7%	7,590	209	3%
Provision for income taxes	196	38	24%	89	84%	687	470	+100%
Non-controlling interest in subsidiaries	18	(1)	(5%)	(1)	(5%)	74	(2)	(3%)

Net income	739	92	14%	70	11%	2,810	1,023	57%

Amortization of acquisition-related intangible assets (after tax) (1)	9	1	13%	-	-	32	(3)	(9%)
Cash net income (2)	748	93	14%	70	11%	2,842	1,020	56%

Earnings per share - basic ($)	1.25	0.13	12%	0.12	11%	4.78	1.69	55%
Earnings per share - diluted ($)	1.24	0.13	12%	0.11	10%	4.75	1.67	54%
Cash earnings per share - diluted ($) (2)	1.26	0.13	12%	0.12	11%	4.81	1.67	53%
Return on equity (ROE)	15.1%		1.1%		1.4%	14.9%		5.0%
Cash ROE (2)	15.3%		1.1%		1.4%	15.0%		4.9%
Productivity ratio	62.6%		3.1%		(2.7%)	62.2%		(4.5%)
Cash productivity ratio (2)	62.3%		3.1%		(2.7%)	61.9%		(4.4%)
Operating leverage	(5.7%)		nm		nm	7.6%		nm
Cash operating leverage (2)	(5.7%)		nm		nm	7.5%		nm
Net interest margin on earning assets	1.89%		0.16%		0.01%	1.88%		0.25%
Effective tax rate	20.6%		1.4%		7.2%	19.2%		8.7%

Capital Ratios:
Tier 1 Capital Ratio	13.45%		1.21%		(0.10%)	13.45%		1.21%
Total Capital Ratio	15.91%		1.04%		(0.19%)	15.91%		1.04%
Net income:
Personal and Commercial Banking	458	9	2%	(8)	(2%)	1,819	118	7%
P&C Canada	420	22	6%	(6)	(2%)	1,644	229	16%
P&C U.S.	38	(13)	(24%)	(2)	(2%)	175	(111)	(39%)
Private Client Group	131	25	25%	23	22%	470	111	31%
BMO Capital Markets	216	(44)	(17%)	86	65%	820	(53)	(6%)
Corporate Services, including Technology and Operations (T&O)	(66)	102	61%	(31)	(89%)	(299)	847	74%

BMO Financial Group Net Income	739	92	14%	70	11%	2,810	1,023	57%

(1)	The amortization of non-acquisition-related intangible assets is not added back in the determination of cash net income.

(2)	These are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section at the end of the Financial Review, which outlines the use of non-GAAP measures in this document.

nm – not meaningful.
4 • BMO Financial Group Fourth Quarter Report 2010

Management’s Responsibility for Financial Information
Bank of Montreal’s audit committee reviewed this document, including the summary unaudited quarterly consolidated financial statements, and Bank of Montreal’s Board of Directors approved the document prior to its release.
     A comprehensive discussion of our businesses, strategies and objectives can be found in Management’s Discussion and Analysis for fiscal 2010, which is accessible on our website at www.bmo.com/investorrelations. Readers are also encouraged to visit the site to view other quarterly financial information.

Caution Regarding Forward-Looking Statements
Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the safe harbour provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2011 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian and U.S. economies.
     By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.
     The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; interest rate and currency value fluctuations; changes in monetary policy; the degree of competition in the geographic and business areas in which we operate; changes in laws; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans and to complete and integrate acquisitions; critical accounting estimates; operational and infrastructure risks; general political conditions; global capital market activities; the possible effects on our business of war or terrorist activities; disease or illness that impacts on local, national or international economies; disruptions to public infrastructure, such as transportation, communications, power or water supply; and technological changes.
     We caution that the foregoing list is not exhaustive of all possible factors. Other factors could adversely affect our results. For more information, please see the discussion on pages 29 and 30 of BMO’s Management’s Discussion and Analysis for fiscal 2010, which outlines in detail certain key factors that may affect BMO’s future results. When relying on forward-looking statements to make decisions with respect to Bank of Montreal, investors and others should carefully consider these factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statement, whether written or oral, that may be made, from time to time, by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting our shareholders in understanding our financial position as at and for the periods ended on the dates presented and our strategic priorities and objectives, and may not be appropriate for other purposes.
     Assumptions about the performance of the Canadian and U.S. economies as well as overall market conditions and their combined effect on the bank’s business are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, both broadly and in the financial services sector, we primarily consider historical economic data provided by the Canadian and U.S. governments and their agencies.

Regulatory Filings
Our continuous disclosure materials, including our interim filings, annual MD&A and audited consolidated financial statements, Annual Information Form and Notice of Annual Meeting of Shareholders and Proxy Circular are available on our website at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

BMO Financial Group Fourth Quarter Report 2010 • 5

Net Income
Q4 2010 vs Q4 2009
Net income was $739 million for the fourth quarter of 2010, up $92 million or 14% from a year ago. Earnings per share were $1.24, up from $1.11 a year ago.
     Provisions for credit losses in the current quarter were $133 million lower than a year ago, largely due to improvement in the credit environment in the United States. Strong revenue growth in P&C Canada and Private Client Group were also major contributors to the year-over-year increase in net income. BMO’s expenses increased significantly from a year ago, largely due to increased employee costs including higher performance-based compensation in line with improved results, costs of acquired businesses and their integration, and investment spending.
Q4 2010 vs Q3 2010
Net income increased $70 million or 11% from the third quarter and earnings per share increased 9.7% from $1.13.
     Strong revenue growth outpaced expense growth while provisions for credit losses were higher. Net income in Private Client Group and BMO Capital Markets rose significantly, driven by strong revenue growth.
Revenue
BMO analyzes consolidated revenues on a GAAP basis. However, like many banks, BMO analyzes revenue of its operating groups and associated ratios computed using revenue on a taxable equivalent basis (teb). This basis includes an adjustment that increases GAAP revenues and the GAAP provision for income taxes by an amount that would raise revenues on certain tax-exempt items to a level equivalent to amounts that would incur tax at the statutory rate. The offset to the group teb adjustments is reflected in Corporate Services results.
     Total revenue increased $240 million or 8.0% from a year ago. There were solid increases in each of our operating groups, with particularly strong growth in P&C Canada, our largest operating group. While revenue growth was primarily due to business growth, the increase was in part attributable to the inclusion of results related to the Rockford, Illinois-based bank transaction and Diners Club business acquisition. The weaker U.S. dollar decreased revenue growth by $36 million or 1.2 percentage points, primarily in BMO Capital Markets and P&C U.S.
     Revenue increased $322 million or 11% from the third quarter of 2010. There were solid increases in all operating groups but particularly strong growth in BMO Capital Markets and Private Client Group. The weaker U.S. dollar decreased revenue growth by $5 million or 0.2 percentage points.
     Changes in net interest income and non-interest revenue are reviewed in the sections that follow.
Net Interest Income
Net interest income increased $168 million or 12% from a year ago, with solid growth in each of the operating groups. Higher net interest margins in most of the operating groups drove the increase, with higher average earning assets also contributing to the growth.
     BMO’s overall net interest margin improved 16 basis points year over year to 1.89%. There were solid increases in P&C Canada and BMO Capital Markets, as well as a strong increase in P&C U.S. Increased margin in P&C Canada was primarily driven by higher spreads in personal loans and deposits, as well as a 4 basis point improvement from additional personal lending interest revenue. In BMO Capital Markets, the increase was mainly due to lower funding costs. In P&C U.S., the improvement was due to higher loan spreads and deposit balance growth, partially offset by deposit spread compression.
     Average earning assets increased $7.3 billion or 2.2% relative to a year ago, but adjusted to exclude the impact of the weaker U.S. dollar, increased by $12.5 billion. The increase was driven by broad-based volume growth in P&C Canada with some contribution from volume growth in Private Client Group. BMO Capital Markets average earning assets were generally lower in all businesses. P&C U.S. average earning assets were 4.9% lower on a U.S. dollar basis as growth in loan originations was more than offset by lower commercial client loan utilization and secondary market mortgage sales.
     Relative to the third quarter, net interest income increased $39 million or 2.4%. The increase was attributable to higher asset levels with a small contribution from a modest improvement in BMO’s overall net interest margin.
     BMO’s overall net interest margin improved 1 basis point from the third quarter to 1.89%. There were good increases in P&C U.S. and Private Client Group, with a solid increase in P&C Canada. P&C U.S. margins benefited from improved loan and deposit spreads. Private Client Group net interest margin increased due to higher spreads in the brokerage businesses and increased deposit levels. P&C Canada net interest margin increased due to additional personal lending interest revenue in the quarter. Reduced net interest margin in BMO Capital Markets reflected lower trading net interest income. Increased net interest income in Corporate Services contributed to BMO’s overall increase in net interest margin.
     Average earning assets increased $7.8 billion from the third quarter, with modest growth in all the business groups. The weaker U.S. dollar this quarter decreased total bank earning assets by $0.8 billion.

6 • BMO Financial Group Fourth Quarter Report 2010

Net Interest Margin (teb)*

		Increase (Decrease) vs.	Increase (Decrease) vs.		Increase (Decrease) vs.
(In basis points)	Q4-2010	Q4-2009	Q3-2010	Fiscal-2010	Fiscal-2009

P&C Canada	299	9	3	295	13
P&C U.S.	389	69	19	362	49

Personal and Commercial Client Group	314	18	6	307	18
Private Client Group **	286	(5)	9	281	(53)
BMO Capital Markets	78	8	(17)	92	2
Corporate Services, including Technology and Operations (T&O)***	nm	nm	nm	nm	nm

Total BMO	189	16	1	188	25

Total Canadian Retail****	301	10	3	296	9

*	Net interest margin is disclosed and computed with reference to average earning assets, rather than total assets. This basis provides a more relevant measure of margins and changes in margins. Operating group margins are stated on a teb basis while total BMO margin is stated on a GAAP basis.

**	PCG’s Q2 2009 acquisition of BMO Life Assurance added assets that earn non-interest revenue, accounting for a reduction in PCG’s net interest margin of 124 basis points for fiscal 2010 and 76 basis points for fiscal 2009. Adjusted to exclude the impact of the acquisition in both years, PCG’s net interest margin for fiscal 2010 decreased 5 basis points year over year.

***	Corporate Services net interest income is negative and lowered BMO’s overall net interest margin to a greater degree in 2009 than in 2010.

****	Total Canadian retail margin represents the net interest margin of the combined Canadian business of P&C Canada and Private Client Group.

nm - not meaningful
Non-Interest Revenue
Non-interest revenue is detailed in the attached summary unaudited quarterly consolidated financial statements. Non-interest revenue increased $72 million or 4.7% from a year ago. The increase was mostly attributable to strong increases in P&C Canada and Private Client Group.
     There was strong growth in card fees, due largely to the Diners Club business acquisition in the first quarter of 2010. There were solid increases in securities commissions, mutual fund revenues, underwriting and advisory fees, and investment securities gains. Securitization revenues and other revenue were lower.
     Securitization revenues decreased $13 million from the fourth quarter a year ago to $188 million. There was a $1.8 billion reduction in securitized assets. Revenues included gains of $12 million on the sale of loans for new securitizations, down $9 million from a year ago, and gains of $110 million on sales of loans to revolving securitization vehicles, down $15 million from a year ago. The combined impact of securitizing assets in the current and prior periods decreased pre-tax income in the current quarter by $4 million. We recorded securitization revenues of $188 million. We recognized: less interest income ($123 million less); reduced credit card fees ($114 million less); and lower provisions for credit losses ($45 million less). We securitize loans primarily to obtain alternate sources of cost-effective funding. In the quarter, we securitized $0.8 billion of residential mortgage loans.
     Relative to the third quarter, non-interest revenue increased $283 million or 21%. The improvement was primarily attributable to strong growth in Private Client Group and a significant increase in BMO Capital Markets.
     Trading revenues were up considerably due to higher client activity in the current quarter and the favourable impact of credit spread movements this quarter compared to the negative impact last quarter. Despite the strong growth, revenues in the current quarter were reduced by accounting adjustments in our equity trading business. There was a significant increase in underwriting and advisory fees, largely due to increased market share and improved markets for mergers and acquisitions. There were solid increases in securitization revenues, securities gains and insurance income.
Non-Interest Expense
Non-interest expense is detailed in the attached summary unaudited quarterly consolidated financial statements. Non-interest expense increased $244 million or 14% from a year ago to $2,023 million. There was modest growth in Private Client Group with higher increases across the other operating groups. The weaker U.S. dollar reduced expense growth by $22 million or 1.2 percentage points. Approximately 25% of expense growth was attributable to the Rockford and Diners Club business acquisitions, including integration costs. There were increases in employee compensation due in part to staffing related to business initiatives and to performance-based compensation, in line with improved performance. There were increased staffing levels in each of the operating groups. There were also significant increases in premises and equipment expense (notably in computer costs related to software development), and in professional fees and travel and business development, primarily related to supporting our investments in the business.
     On July 1, 2010, the harmonized sales tax (HST) was implemented in both Ontario and British Columbia. This has increased the sales tax paid in these two jurisdictions with the full impact reflected in costs this quarter. The introduction of the tax has contributed to higher expenses in a number of expense categories in the quarter relative to a year ago.
     Non-interest expense increased $125 million or 6.5% from the third quarter. The weaker U.S. dollar decreased expense growth by $3 million or 0.2 percentage points. Employee compensation costs were higher due largely to increases in performance-based costs, in line with increased revenues. Consistent with the year-over-year increase, there were increases related to computer costs, as well as increases in professional fees and travel and business development, primarily related to supporting our investments in the business. The inclusion of a full quarter’s impact of the HST in the fourth quarter compared with one month’s impact in the third quarter increased expenses relative to the prior quarter in a number of categories.

BMO Financial Group Fourth Quarter Report 2010 • 7

Risk Management
Although the global economy is continuing to show signs of recovery, uncertainty remains regarding the strength of the recovery in the United States, where some sectors, such as commercial and residential real estate, continue to experience the lingering effects of the recession. Concerns over European sovereign debt remain, adding potential volatility to the recovery.
     While fundamentals have improved, there is potential for quarterly variability in credit provisions as we move through the cycle. Credit provisions in the fourth quarter of 2010 increased due to higher new specific provisions and lower reversals and recoveries than in recent quarters.
     Specific provisions for credit losses in the fourth quarter of 2010 were $253 million or an annualized 58 basis points of average net loans and acceptances, compared with $214 million or 50 basis points in the third quarter of 2010 and $386 million or 89 basis points in the fourth quarter of 2009. There was no general provision in the quarter or in the comparable quarters.
     On a geographic basis, specific provisions in Canada and other countries were $97 million in the fourth quarter of 2010, $110 million in the third quarter of 2010 and $126 million in the fourth quarter of 2009. Provisions in the United States for the comparable periods were $156 million, $104 million and $260 million, respectively.
     BMO employs a methodology for segmented reporting purposes whereby credit losses are charged to the client operating groups quarterly, based on their share of expected credit losses. The difference between quarterly charges based on expected losses and required quarterly provisions based on actual losses is charged (or credited) to Corporate Services. The following paragraphs outline credit losses by client operating group based on actual credit losses, rather than their share of expected credit losses.
     Actual credit losses in the fourth quarter of 2010 were: $146 million in P&C Canada; $130 million in P&C U.S.; $6 million in PCG; and $16 million in BMO Capital Markets. The P&C Canada losses of $146 million include credit losses of $45 million related to securitized assets, which are reflected as a reduction of non-interest revenue in Corporate Services under our securitization reporting methodology and therefore not included in BMO’s $253 million of specific provisions.
     Actual credit losses in the third quarter of 2010 were: $171 million in P&C Canada (which includes losses of $50 million on securitized assets reported as a reduction of non-interest revenue in Corporate Services); $103 million in P&C U.S.; and a recovery of $10 million in BMO Capital Markets.
     Actual credit losses in the fourth quarter of 2009 were: $177 million in P&C Canada (which includes losses of $53 million on securitized assets reported as a reduction of non-interest revenue in Corporate Services); $156 million in P&C U.S.; $20 million in PCG; and $86 million in BMO Capital Markets.
     Impaired loan formations totalled $461 million in the current quarter, up from $242 million in the third quarter but down from $735 million in the fourth quarter a year ago. While U.S. commercial real estate continues to represent the largest single sector of the formations, a small number of larger accounts in the general commercial and industrial portfolios also contributed to the increase this quarter, reflecting lingering weakness in the economy.
     Consistent with recent quarters, U.S.-related formations represented over half of BMO’s total formations in the quarter. Total gross impaired loans were $3,221 million at the end of the current quarter, up from $3,128 million at the end of the third quarter. Impaired loans in the fourth quarter include $302 million of the loans acquired in the Rockford, Illinois-based bank transaction. Under the terms of the transaction, the Federal Deposit Insurance Corporation (FDIC) absorbs 80% of losses on the acquired loans. Excluding those loans in both periods, gross impaired loans were $2,919 million, up from $2,801 million at the end of third quarter.
     There were $8 million of impaired loan sales in the current quarter, $13 million of sales in the third quarter of 2010 and $3 million of sales in the fourth quarter a year ago.
     In the euro zone, BMO’s direct credit exposures in Greece, Ireland, Italy, Portugal and Spain are primarily to banks for trade finance, lending and trading products. Exposures remain modest at $194 million. In addition, our Irish subsidiary is required to maintain reserves with the Irish central bank. These totalled $271 million at quarter end.
     The BMO-managed structured investment vehicles (SIVs) had exposure with a par value of $243 million to banks in these countries as at October 31, 2010. Included in the exposure was $203 million par value of Irish bank and insurance company subordinated debt. Subsequent to the year end, the SIVs recorded a $143 million impairment charge against this amount. This impairment charge reduces the book value of the SIVs’ subordinated capital notes, with no direct impact on BMO’s financial results. Subsequent to the year end, the SIVs’ exposure to the noted countries was reduced by $40 million par value related to the sale of non-Irish debt. The impact of the impairment charge and the sale reduces the SIVs’ par value exposure to the banks in these countries to $60 million.
     BMO’s liquidity and funding, market and insurance risk management practices and key measures are outlined on pages 76 to 82 of BMO’s 2010 MD&A.
     There were no significant changes to our level of liquidity and funding risk over the quarter. We remain satisfied that our liquidity and funding management framework provides us with a strong liquidity position.
     Trading and Underwriting Market Value Exposure (MVE) increased quarter over quarter. This was due to an increase in available-for-sale assets in conjunction with a change in risk methodology. This change was made to the calculation of interest rate risk MVE for available-for-sale securities, to better align the risk methodology to that used for the mark-to-market positions within the Trading Book.
     There were no significant changes in our structural market risk management practices during the quarter. Structural earnings market risk is to falling interest rates and has increased since the prior quarter, primarily due to the risk of prime-based loans re-pricing lower.
     There were also no significant changes in the risk management practices or risk levels of our insurance business during the quarter.
     This Risk Management section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

8 • BMO Financial Group Fourth Quarter Report 2010

Provisions for Credit Losses (PCL)

(Canadian $ in millions, except as noted)	Q4-2010	Q3-2010	Q4-2009	Fiscal-2010	Fiscal-2009

New specific provisions	343	316	448	1,419	1,765
Reversals of previously established allowances	(38)	(57)	(20)	(187)	(77)
Recoveries of loans previously written-off	(52)	(45)	(42)	(183)	(145)

Specific provision for credit losses	253	214	386	1,049	1,543
Increase in the general allowance	-	-	-	-	60

Provision for credit losses	253	214	386	1,049	1,603

Specific PCL as a % of average net loans and acceptances (annualized)	0.58%	0.50%	0.89%	0.61%	0.85%
PCL as a % of average net loans and acceptances (annualized)	0.58%	0.50%	0.89%	0.61%	0.88%

Changes in Gross Impaired Loans and Acceptances (GIL)

(Canadian $ in millions, except as noted)

GIL, Beginning of Period	3,128	3,405	2,913	3,297	2,387
Additions to impaired loans & acceptances	461	242	735	1,525	2,690
Additions (reductions) to impaired loans due to acquisitions	-	(110)	-	327	-
Reductions in impaired loans & acceptances (2)	(76)	(129)	(16)	(712)	(288)
Write-offs	(292)	(280)	(335)	(1,216)	(1,492)

GIL, End of Period (1)	3,221	3,128	3,297	3,221	3,297

GIL as a % of gross loans & acceptances (excluding acquisitions)	1.65%	1.61%	1.94%	1.65%	1.94%
GIL as a % of gross loans & acceptances (including acquisitions)	1.80%	1.78%	1.94%	1.80%	1.94%
GIL as a % of equity and allowance for credit losses (excluding acquisitions) (3)	12.28%	12.12%	14.92%	12.28%	14.92%
GIL as a % of equity and allowances for credit losses (including acquisitions) (3)	13.55%	13.54%	14.92%	13.55%	14.92%

(1)	The U.S. portfolio acquired in Q2 2010 included impaired loans with an estimated value of $437 million, reduced to $327 million in Q3. Subsequent changes in impaired loan balances on this portfolio are included in “Additions to” or “Reductions in impaired loans & acceptances”, on a basis consistent with our other loans. All loans in the acquired portfolio are covered by a loss-sharing agreement, with the FDIC absorbing 80% of loan losses. There were $302 million of GIL on this portfolio at October 31, 2010.

(2)	Includes impaired amounts returned to performing status, loan sales, repayments, the impact of foreign exchange fluctuations and offsets for consumer write-offs which have not been recognized as formations ($172 million in Q4 2010; $187 million in Q3 2010; and $189 million in Q4 2009).

(3)	Effective Q4 2010, the calculation excludes non-controlling interest in subsidiaries. Prior periods have been restated to reflect this change.
Total Trading and Underwriting Market Value Exposure (MVE) Summary ($ millions)*

	For the quarter ended October 31, 2010				As at July 31, 2010	As at October 31, 2009
(Pre-tax Canadian equivalent)	Quarter-end	Average	High	Low	Quarter-end	Quarter-end

Commodities Risk	(0.1)	(0.3)	(0.6)	(0.1)	(0.2)	(0.7)
Equity Risk	(7.5)	(6.4)	(8.7)	(3.1)	(6.0)	(10.2)
Foreign Exchange Risk	(0.6)	(1.1)	(2.7)	(0.3)	(2.3)	(0.8)
Interest Rate Risk (Mark-to-Market)	(7.5)	(7.7)	(10.6)	(5.7)	(7.0)	(18.4)
Diversification	4.8	5.1	nm	nm	5.6	11.4

Comprehensive Risk	(10.9)	(10.4)	(13.3)	(5.9)	(9.9)	(18.7)
Interest Rate Risk (AFS)	(7.4)	(7.1)	(8.8)	(6.3)	(2.8)	(7.3)
Issuer Risk	(2.7)	(2.8)	(4.2)	(1.6)	(2.7)	(1.9)

Total MVE	(21.0)	(20.3)	(24.5)	(15.7)	(15.4)	(27.9)

nm- not meaningful

*	One-day measure using a 99% confidence interval. Losses are in brackets and benefits are presented as positive numbers.
Structural Balance Sheet Market Value Exposure and Earnings Volatility ($ millions)*

(Canadian equivalent)	October 31 2010	July 31 2010	Oct 31 2009

Market value exposure (MVE) (pre-tax)	(564.1)	(553.1)	(543.2)
12-month earnings volatility (EV) (after-tax)	(63.8)	(55.3)	(69.0)

*	Losses are in brackets. Measured at a 99% confidence interval.
Structural Balance Sheet Earnings and Value Sensitivity to Changes in Interest Rates ($ millions)* **

	Economic value sensitivity				Earnings sensitivity over the
(Canadian equivalent)	(Pre-tax)				next 12 months (After-tax)

	Oct. 31 2010	July 31 2010	Oct. 31 2009	Oct. 31 2010	July 31 2010	Oct. 31 2009

100 basis point increase	(380.5)	(415.7)	(353.2)	20.9	14.3	11.0
100 basis point decrease	322.3	311.8	254.2	(70.3)	(25.8)	(75.6)

200 basis point increase	(815.1)	(876.2)	(779.2)	33.4	8.3	(10.6)
200 basis point decrease	738.2	710.2	392.8	(12.8)	(17.2)	(62.9)

*	Losses are in brackets and benefits are presented as positive numbers.

**	For BMO’s Insurance businesses, a 100 basis point increase in interest rates at October 31, 2010 results in an increase in earnings after tax of $77 million and an increase in before tax economic value of $295 million ($75 million and $254 million, respectively, at July 31, 2010). A 100 basis point decrease in interest rates at October 31, 2010 results in a decrease in earnings after tax of $71 million and a decrease in before tax economic value of $304 million ($68 million and $260 million, respectively, at July 31, 2010). These impacts are not reflected in the table above.
BMO Financial Group Fourth Quarter Report 2010 • 9

Income Taxes
As explained in the Revenue section, management assesses BMO’s consolidated results and associated provisions for income taxes on a GAAP basis. We assess the performance of the operating groups and associated income taxes on a teb and report accordingly.
     The provision for income taxes of $196 million increased $38 million from the fourth quarter of 2009 and $89 million from the third quarter of 2010. The effective tax rate for the quarter was 20.6%, compared with 19.2% in the fourth quarter of 2009 and 13.4% in the third quarter of 2010. The higher effective tax rate in the current quarter compared to the third quarter was primarily due to proportionately lower tax-exempt income.
     BMO hedges the foreign exchange risk arising from its investments in U.S. operations by funding the investments in U.S. dollars. Under this program, the gain or loss from hedging and the unrealized gain or loss from translation of the investments in U.S. operations are charged or credited to shareholders’ equity. For income tax purposes, the gain or loss on the hedging activities results in an income tax charge or credit in the current period, which is charged or credited to shareholders’ equity, while the associated unrealized gain or loss on the investments in U.S. operations does not incur income taxes until the investments are liquidated. The income tax charge/benefit arising from a hedging gain/loss is a function of the fluctuation in U.S. rates from period to period. Hedging of the investments in U.S. operations has given rise to an income tax charge in shareholders’ equity of $31 million for the quarter. Refer to the Consolidated Statement of Changes in Shareholders’ Equity included in the summary unaudited quarterly consolidated financial statements for further details.
Capital Management
At October 31, 2010, BMO’s Tier 1 Capital Ratio was 13.45%, with Tier 1 capital of $21.7 billion and risk-weighted assets (RWA) of $161.2 billion. The ratio decreased 10 basis points from 13.55% at July 31, 2010, but remains strong. The quarter-over-quarter decrease was primarily due to higher RWA, partially offset by growth in capital.
     Tier 1 capital increased $467 million from July 31, 2010, primarily due to higher retained earnings and the issuance of common shares through the Shareholder Dividend Reinvestment and Share Purchase Plan and the exercise of stock options.
     RWA increased $4.6 billion from July 31, 2010, primarily due to higher retail and securitization RWA, partially offset by lower corporate and commercial RWA.
     BMO’s Total Capital Ratio was 15.91% at October 31, 2010. The ratio decreased 19 basis points from 16.10% at July 31, 2010. Total capital increased $435 million to $25.6 billion primarily due to growth in Tier 1 capital, as outlined above. The Tangible Common Equity to RWA ratio was 10.47%, up 8 basis points from 10.39% at the end of the third quarter.
     During the quarter, 3,610,000 common shares were issued through the Shareholder Dividend Reinvestment and Share Purchase Plan and the exercise of stock options. We did not repurchase any Bank of Montreal common shares under our common share repurchase program during the quarter. On October 27, 2010, we announced our intention to renew our normal course issuer bid, subject to the approval of the Office of the Superintendent of Financial Institutions Canada (OSFI) and the Toronto Stock
Exchange (TSX), under which we may repurchase for cancellation up to 15 million BMO common shares (representing approximately 2.7% of the public float). No common shares were repurchased under our previous normal course issuer bid, which expired on December 1, 2010.
     On November 23, 2010, we announced our intention to redeem the $400 million BMO Trust Capital Securities – Series B (BMO BOaTS – Series B) on December 31, 2010.
     On December 7, 2010, BMO announced that the Board of Directors declared a quarterly dividend payable to common shareholders of $0.70 per share, unchanged from a year ago and from the preceding quarter. The dividend is payable February 28, 2011, to shareholders of record on February 1, 2011. Common shareholders can, in lieu of cash, elect to have this dividend reinvested in additional common shares under BMO’s Shareholder Dividend Reinvestment and Share Purchase Plan. At this time, the common shares purchased under the Plan will be issued from treasury without discount from the average market price of the common share (as defined in the Plan).
Qualifying Regulatory Capital

Basel II Regulatory Capital and Risk-Weighted Assets
(Canadian $ in millions)	Q4-2010	Q3-2010

Common shareholders’ equity	18,753	18,270
Non-cumulative preferred shares	2,571	2,571
Innovative Tier 1 capital Instruments	2,542	2,543
Non-controlling interest in subsidiaries	23	23
Goodwill and excess intangible assets	(1,619)	(1,627)

Net Tier 1 Capital	22,270	21,780
Securitization-related deductions	(165)	(169)
Substantial investments/Investment in insurance subsidiaries	(427)	(400)

Adjusted Tier 1 Capital	21,678	21,211

Subordinated debt	3,776	3,747
Trust subordinated notes	800	800
Accumulated net after-tax unrealized gains on available-for-sale equity securities	10	9
Eligible general allowance for credit losses	292	385

Total Tier 2 Capital	4,878	4,941
Securitization-related deductions	(29)	(26)
Substantial Investments/Investment in insurance subsidiaries	(890)	(924)

Adjusted Tier 2 Capital	3,959	3,991

Total Capital	25,637	25,202

Risk-Weighted Assets
(Canadian $ in millions)	Q4-2010	Q3-2010

Credit risk	136,290	132,031
Market risk	5,217	5,514
Operational risk	19,658	19,034

Total risk-weighted assets	161,165	156,579

Eligible Dividends Designation
For the purposes of the Income Tax Act (Canada) and any similar provincial and territorial legislation, BMO designates all dividends paid or deemed to be paid on both its common and preferred shares as “eligible dividends”, unless indicated otherwise.

10 • BMO Financial Group Fourth Quarter Report 2010

Review of Operating Groups’ Performance
Operating Groups’ Summary Income Statements and Statistics for Q4-2010

	Q4-2010					Fiscal-2010
				Corporate					Corporate
(Canadian $ in millions, except as noted)	P&C	PCG	BMO CM	including T&O	Total BMO	P&C	PCG	BMO CM	including T&O	Total BMO

Net interest income (teb) (1)	1,384	99	299	(172)	1,610	5,256	365	1,394	(780)	6,235
Non-interest revenue	515	494	535	75	1,619	1,998	1,880	1,885	212	5,975

Total revenue (teb) (1)	1,899	593	834	(97)	3,229	7,254	2,245	3,279	(568)	12,210
Provision for credit losses	163	2	66	22	253	626	7	264	152	1,049
Non-interest expense	1,073	413	463	74	2,023	4,010	1,611	1,822	147	7,590

Income before income taxes and non- controlling interest in subsidiaries	663	178	305	(193)	953	2,618	627	1,193	(867)	3,571
Income taxes (recovery) (teb) (1)	205	47	89	(145)	196	799	157	373	(642)	687
Non-controlling interest in subsidiaries	-	-	-	18	18	-	-	-	74	74

Net income Q4-2010	458	131	216	(66)	739	1,819	470	820	(299)	2,810

Net income Q3-2010	466	108	130	(35)	669

Net income Q4-2009	449	106	260	(168)	647	1,701	359	873	(1,146)	1,787

Other statistics

Net economic profit	281	100	99	(255)	225	1,117	342	347	(988)	818
Return on equity	27.4%	42.0%	20.1%	nm	15.1%	27.6%	37.4%	18.8%	nm	14.9%
Cash return on equity	27.8%	42.5%	20.1%	nm	15.3%	28.0%	37.9%	18.8%	nm	15.0%
Operating leverage	(2.6%)	6.4%	(12.1%)	nm	(5.7%)	2.4%	9.0%	1.8%	nm	7.6%
Cash operating leverage	(2.7%)	6.6%	(12.1%)	nm	(5.7%)	2.2%	9.1%	1.7%	nm	7.5%
Productivity ratio (teb)	56.5%	69.8%	55.4%	nm	62.6%	55.3%	71.8%	55.5%	nm	62.2%
Cash productivity ratio (teb)	56.0%	69.5%	55.3%	nm	62.3%	54.9%	71.5%	55.5%	nm	61.9%
Net interest margin on earning assets (teb)	3.14%	2.86%	0.78%	nm	1.89%	3.07%	2.81%	0.92%	nm	1.88%
Average common equity	6,433	1,224	4,046	6,770	18,473	6,404	1,240	4,154	6,182	17,980
Average earning assets ($ billions)	174.8	13.6	152.5	(2.3)	338.7	171.2	13.0	152.1	(3.8)	332.5
Full-time equivalent staff	20,837	4,837	2,305	9,968	37,947

nm – not meaningful

(1)	Operating group revenues, income taxes and net interest margin are stated on a taxable equivalent basis (teb). The group teb adjustments are offset in Corporate Services, and Total BMO revenue, income taxes and net interest margin are stated on a GAAP basis.

The following sections review the financial results of each of our operating segments and operating groups for the fourth quarter of 2010.
     Periodically, certain business lines and units within the business lines are transferred between client groups to more closely align BMO’s organizational structure with its strategic priorities.
     In the first quarter, we changed the manner in which we report securitized assets in our segmented disclosure. Previously, certain securitized mortgage assets were not reported in P&C Canada’s balance sheet. We now report all securitized mortgage assets in P&C Canada with offsetting amounts in Corporate Services, and net interest income earned on all securitized mortgage assets is included in P&C Canada net interest income. Previously, net interest income earned on certain securitized mortgage assets was included in P&C Canada non-interest revenue. These changes do not have a meaningful impact on the earnings of P&C Canada. Results for prior periods were restated to conform to the current presentation.
     In the second quarter, we identified U.S. mid-market clients that would be better served by a commercial banking model and transferred their business to P&C U.S. from BMO Capital Markets. Comparative figures were restated to reflect the effects of the transfer and conform to the current presentation.
     In the third quarter, we determined that certain BMO Capital Markets transactions should be reported on a basis that reflects their taxable equivalent basis. Similar transactions have been recorded in prior periods and amounts reflected in respect of those transactions in prior periods have been restated to reflect the current basis of reporting, resulting in increases in net interest income, net interest margin and income taxes in BMO Capital Markets with offsetting amounts reflected in Corporate Services.
     Corporate Services is generally charged (or credited) with differences between the periodic provisions for credit losses charged to the client groups under our expected loss provisioning methodology and the periodic provisions required under GAAP.

BMO Financial Group Fourth Quarter Report 2010 • 11

Personal and Commercial Banking

		Increase (Decrease)		Increase (Decrease)			Increase (Decrease)
(Canadian $ in millions, except as noted)	Q4-2010	vs. Q4-2009		vs. Q3-2010		Fiscal-2010	vs. Fiscal-2009

Net interest income (teb)	1,384	128	10%	44	3%	5,256	225	4%
Non-interest revenue	515	38	8%	4	1%	1,998	174	10%

Total revenue (teb)	1,899	166	10%	48	3%	7,254	399	6%
Provision for credit losses	163	38	33%	3	2%	626	147	31%
Non-interest expense	1,073	117	12%	42	4%	4,010	131	3%

Income before income taxes	663	11	1%	3	1%	2,618	121	5%
Income taxes (teb)	205	2	-	11	5%	799	3	-

Net income	458	9	2%	(8)	(2%)	1,819	118	7%

Amortization of acquisition-related intangible assets (after tax)	7	1	17%	-	-	25	(7)	(22%)

Cash net income	465	10	2%	(8)	(2%)	1,844	111	6%

Return on equity	27.4%		1.0%		(0.9%)	27.6%		4.0%
Cash return on equity	27.8%		1.0%		(1.0%)	28.0%		3.9%
Operating leverage	(2.6%)		nm		nm	2.4%		nm
Cash operating leverage	(2.7%)		nm		nm	2.2%		nm
Productivity ratio (teb)	56.5%		1.3%		0.8%	55.3%		(1.3%)
Cash productivity ratio (teb)	56.0%		1.3%		0.7%	54.9%		(1.1%)
Net interest margin on earning assets (teb)	3.14%		0.18%		0.06%	3.07%		0.18%
Average earning assets ($ billions)	174,847	6,389	4%	2,326	1%	171,218	(2,700)	(2%)

nm – not meaningful
Personal and Commercial Banking (P&C) represents the sum of our two retail and business banking operating segments, Personal and Commercial Banking Canada (P&C Canada) and Personal and Commercial Banking U.S. (P&C U.S.). These operating segments are reviewed separately in the sections that follow.
Personal and Commercial Banking Canada

		Increase (Decrease)		Increase (Decrease)			Increase (Decrease)
(Canadian $ in millions, except as noted)	Q4-2010	vs. Q4-2009		vs. Q3-2010		Fiscal-2010	vs. Fiscal-2009

Net interest income (teb)	1,091	99	10%	26	3%	4,164	353	9%
Non-interest revenue	430	39	10%	5	1%	1,666	190	13%

Total revenue (teb)	1,521	138	10%	31	2%	5,830	543	10%
Provision for credit losses	132	30	32%	3	3%	502	115	30%
Non-interest expense	786	80	11%	23	3%	2,978	141	5%

Income before income taxes	603	28	5%	5	1%	2,350	287	14%
Income taxes (teb)	183	6	3%	11	7%	706	58	9%

Net income	420	22	6%	(6)	(2%)	1,644	229	16%

Amortization of acquisition-related intangible assets (after tax)	-	-	-	(2)	-	5	1	25%

Cash net income	420	22	6%	(8)	(2%)	1,649	230	16%

Personal revenue	734	69	10%	28	4%	2,777	231	9%
Commercial revenue	425	29	8%	5	2%	1,640	140	9%
Cards revenue	362	40	12%	(2)	(1%)	1,413	172	14%
Operating leverage	(1.2%)		nm		nm	5.4%		nm
Cash operating leverage	(1.1%)		nm		nm	5.4%		nm
Productivity ratio (teb)	51.6%		0.5%		0.4%	51.1%		(2.6%)
Cash productivity ratio (teb)	51.5%		0.5%		0.4%	51.0%		(2.6%)
Net interest margin on earning assets (teb)	2.99%		0.09%		0.03%	2.95%		0.13%
Average earning assets ($ billions)	144,959	9,274	7%	2,313	2%	141,069	6,084	5%

nm – not meaningful
12 • BMO Financial Group Fourth Quarter Report 2010

Q4 2010 vs Q4 2009
P&C Canada net income was a strong $420 million, up $22 million or 5.5% from a year ago.
     Revenue increased $138 million or 10%, driven by volume growth across most products, the inclusion of the Diners Club business revenues in our financial results and an improved net interest margin.
     Net interest margin increased by 9 basis points, driven primarily by higher spreads in personal loans and deposits, as well as the 4 basis points impact of additional personal lending interest revenue.
     In the personal banking segment, revenue increased $69 million or 10%, driven by volume growth in personal lending products, higher spreads on personal loans and deposits and $15 million of additional personal lending interest revenue. Total personal lending balances (including mortgages, Homeowner ReadiLine and other consumer lending products) increased 6.2% year over year. Total personal lending market share was essentially unchanged year over year. Mortgage balances increased 1.3%, as we are successfully replacing the runoff of our broker channel loans with our branch-originated balances. While mortgage market share decreased, Homeowner ReadiLine growth drove personal loan growth of 16% and an increase in market share from a year ago. Our goal is to grow market share and we continue to focus on improving the total personal lending business through investment in the sales force and achieving productivity gains while remaining prudently attentive to the credit quality of the portfolio.
     Personal deposits balances decreased 0.9% year over year and market share decreased in the highly competitive environment.
     In the commercial banking segment, revenue increased $29 million or 7.8% year over year due to volume growth in loans and deposits. Loan balances grew 6.9%. Our market share has exceeded 20% for two consecutive quarters and we continue to rank second in Canadian business banking market share of small and mid-sized business loans. Deposit balances grew 8.8%, reflecting our focus on meeting all of our customers’ banking needs. We continue to invest in the size and capabilities of our commercial workforce to provide more and better advice to our customers.
     Cards and Payment Services revenue increased $40 million or 12% due to the inclusion of revenues from the Diners Club franchise acquisition in our financial results and loan balance growth.
     Provisions for credit losses increased $30 million due to growth in the portfolio and the addition of the Diners Club business.
     Non-interest expense increased $80 million or 11% due to higher initiatives expense, higher salaries and benefits from increased staff levels and the inclusion of the Diners Club business in our results, as well as low capital tax expense in the prior year. The group’s cash operating leverage was negative 1.1%, as we continue to invest strategically to improve our competitive position while managing our operating expenses prudently.
     Average current loans and acceptances, including securitized loans, increased $9.4 billion or 6.9% from a year ago and personal and commercial deposits grew $2.0 billion or 2.0%.
Q4 2010 vs Q3 2010
Net income decreased $6 million or 1.5%. Pre-tax earnings increased from the third quarter; however, results in the third quarter were elevated by a recovery of prior periods’ income taxes.
     Revenue increased $31 million or 2.1%, driven by volume growth across most products as well as the $15 million of additional personal lending interest revenue. Net interest margin increased, primarily due to the additional personal lending interest revenue.
     Non-interest expense increased $23 million or 3.0%, primarily due to an increase in initiative spending and employee-related costs.
     Average current loans and acceptances, including securitized loans, increased $2.5 billion or 1.7% from the preceding quarter, while personal and commercial deposits increased $0.5 billion or 0.5%.

BMO Financial Group Fourth Quarter Report 2010 • 13

Personal and Commercial Banking U.S.

		Increase (Decrease)		Increase (Decrease)			Increase (Decrease)
(Canadian $ in millions, except as noted)	Q4-2010	vs. Q4-2009		vs. Q3-2010		Fiscal-2010	vs. Fiscal-2009

Net interest income (teb)	293	29	11%	18	6%	1,092	(128)	(11%)
Non-interest revenue	85	(1)	(1%)	(1)	(1%)	332	(16)	(4%)

Total revenue (teb)	378	28	8%	17	5%	1,424	(144)	(9%)
Provision for credit losses	31	8	36%	-	-	124	32	35%
Non-interest expense	287	37	15%	19	7%	1,032	(10)	(1%)

Income before income taxes	60	(17)	(23%)	(2)	(4%)	268	(166)	(38%)
Income taxes (teb)	22	(4)	(22%)	-	-	93	(55)	(37%)

Net income	38	(13)	(24%)	(2)	(2%)	175	(111)	(39%)

Amortization of acquisition-related intangible assets (after tax)	7	1	17%	2	40%	20	(8)	(29%)

Cash net income	45	(12)	(21%)	-	-	195	(119)	(38%)

Operating leverage	(7.1%)		nm		nm	(8.2%)		nm
Cash operating leverage	(7.8%)		nm		nm	(9.3%)		nm
Productivity ratio (teb)	75.9%		4.7%		1.6%	72.5%		6.0%
Cash productivity ratio (teb)	74.2%		5.0%		1.6%	70.8%		6.5%
Net interest margin on earning assets (teb)	3.89%		0.69%		0.19%	3.62%		0.49%
Average earning assets ($ billions)	29,888	(2,885)	(9%)	13	-	30,149	(8,784)	(23%)

U.S. Select Financial Data (US$ in millions, except as noted)

Net interest income (teb)	283	39	15%	20	7%	1,048	5	-
Non-interest revenue	82	3	3%	-	-	319	20	7%

Total revenue (teb)	365	42	13%	20	5%	1,367	25	2%
Non-interest expense	277	46	20%	20	8%	991	96	11%
Net Income	37	(11)	(21%)	(1)	(2%)	168	(75)	(31%)
Average earning assets (US$ billions)	28,775	(1,492)	(5%)	196	1%	28,910	(4,379)	(13%)

nm – not meaningful
Q4 2010 vs Q4 2009
Net income decreased Cdn$13 million or 24% to Cdn$38 million. Amounts in the rest of this section are in U.S dollars. Net income of $37 million was down $11 million or 21% from $48 million a year ago, but was essentially unchanged after adjusting to exclude acquisition integration costs in both periods. The benefits of loan spread improvement and deposit balance growth were largely offset by an increase in the impact of impaired loans, higher provisions for credit losses, a decrease in loan balances and deposit spread compression. The inclusion of assets and liabilities from the Rockford, Illinois-based bank transaction increased revenue by $25 million and expenses by $40 million (including acquisition integration costs of $17 million pre-tax and $11 million after-tax), lowering net income by $10 million.
     On a basis that adjusts for the impact of impaired loans, a reduction in our Visa litigation accrual and acquisition integration costs, net income was $59 million, an increase of $1 million or 2.1% from results of a year ago on a comparably-adjusted basis. On this same basis, the cash productivity ratio was 66.0%.
     Revenue of $365 million increased $42 million or 13%, primarily due to the Rockford transaction and improved loan spreads. The effects of deposit balance growth were more than offset by a decrease in commercial loan balances, due to lower client loan utilization, and deposit spread compression.
     Non-interest expense of $277 million was $46 million or 20% higher, primarily driven by the operating and integration costs related to the Rockford transaction and increases in impaired loan costs.
Q4 2010 vs Q3 2010
Net income decreased Cdn$2 million or 2.0% from the prior quarter. Amounts in the rest of this section are in U.S. dollars. Net income decreased $1 million or 2.4% from the prior quarter, but increased $9 million or 22% adjusted to exclude acquisition integration costs in both periods.
     Revenue increased $20 million or 5.4%, primarily driven by the Rockford transaction and increased loan and deposit spreads.
      Non-interest expense increased $20 million or 8.0%, primarily driven by the operating and integration costs related to the Rockford transaction.

14 · BMO Financial Group Fourth Quarter Report 2010

Private Client Group

		Increase (Decrease)		Increase (Decrease)			Increase (Decrease)
(Canadian $ in millions, except as noted)	Q4-2010	vs. Q4-2009		vs. Q3-2010		Fiscal-2010	vs. Fiscal-2009

Net interest income (teb)	99	11	11%	7	6%	365	12	3%
Non-interest revenue	494	37	8%	42	9%	1,880	221	13%

Total revenue (teb)	593	48	9%	49	9%	2,245	233	12%
Provision for credit losses	2	1	nm	1	nm	7	2	39%
Non-interest expense	413	10	2%	11	3%	1,611	42	3%

Income before income taxes	178	37	27%	37	26%	627	189	43%
Income taxes (teb)	47	12	34%	14	38%	157	78	98%

Net income	131	25	25%	23	22%	470	111	31%

Amortization of acquisition-related intangible assets (after tax)	2	2	nm	1	nm	6	3	100%

Cash net income	133	27	25%	24	22%	476	114	31%

Return on equity	42.0%		9.1%		7.1%	37.4%		8.0%
Cash return on equity	42.5%		9.2%		7.1%	37.9%		8.2%
Operating leverage	6.4%		nm		nm	9.0%		nm
Cash operating leverage	6.6%		nm		nm	9.1%		nm
Productivity ratio (teb)	69.8%		(4.3%)		(4.0%)	71.8%		(6.2%)
Cash productivity ratio (teb)	69.5%		(4.5%)		(4.0%)	71.5%		(6.3%)
Net interest margin on earning assets (teb)	2.86%		(0.05%)		0.09%	2.81%		(0.53%)
Average earning assets	13,642	1,594	13%	368	3%	12,981	2,414	23%

U.S. Select Financial Data (US$ in millions, except as noted)

Total revenue (teb)	62	2	2%	2	3%	243	35	16%
Non-interest expense	54	(3)	(4%)	3	6%	213	(2)	(1%)
Net income	4	1	83%	-	-	16	20	+100%
Cash net income	5	2	64%	-	-	18	21	+100%
Average earning assets	2,008	(195)	(9%)	(45)	(2%)	2,077	(174)	(8%)

nm – not meaningful
Q4 2010 vs Q4 2009
Net income of $131 million increased a strong $25 million or 25% from the same quarter a year ago. PCG net income, excluding the insurance business, was $89 million, up a strong $25 million or 40%, driven by growth across most of our businesses. Insurance net income was $42 million for the quarter, unchanged from the prior year. The insurance business generated solid growth in premium revenue, the benefit of which was offset by the effects of unfavourable market movements on policyholder liabilities.
      Revenue increased $48 million or 8.6% with strong growth across most of our businesses. PCG, excluding insurance, achieved strong revenue growth, driven by an 11% improvement in client assets under management and administration, as we remain focused on delivering the high level of service and advice that our clients expect. Revenue from the insurance business was unchanged year over year, as the benefit from higher premium revenue was offset by the effect of the market movements outlined above. Net interest income grew from the prior year primarily due to higher deposit balances and spreads in our brokerage businesses, as well as higher loan and deposit balances in private banking. The weaker U.S. dollar lowered revenue by $3 million or 0.6%.
      Non-interest expense increased $10 million or 2.2%, primarily due to higher revenue-based costs associated with the performance growth in PCG excluding insurance. The weaker U.S. dollar reduced expenses by $2 million or 0.6%. The cash productivity ratio of 69.5% improved 455 basis points from the prior year. Cash operating leverage was 6.6% in the current quarter.
      After adjusting to exclude the impact of the weaker U.S. dollar, assets under management and administration grew $30 billion or 13%, benefiting from attracting new client assets and improved equity market conditions.
Q4 2010 vs Q3 2010
Net income increased a strong $23 million or 22% from the third quarter, with both PCG, excluding insurance, and Insurance contributing to the growth. PCG net income, excluding the insurance business, was up $15 million or 21%, while Insurance net income was up $8 million or 24%.
      Revenue increased a strong $49 million or 8.8%, with growth across most areas, particularly in the brokerage and mutual fund businesses. Insurance revenue also improved, benefiting from higher premium revenue and the effects of market movements relative to the third quarter. Net interest income also grew, largely due to higher deposit spreads in the brokerage businesses, which benefited from the rising short-term interest rate environment.
      Non-interest expense was up $11 million or 2.9%, primarily due to higher revenue-based costs, in line with our performance growth. The cash productivity ratio of 69.5% improved 400 basis points from the prior quarter.
      Assets under management and administration increased by $12 billion or 4.7% primarily due to improved equity markets.

BMO Financial Group Fourth Quarter Report 2010 · 15

BMO Capital Markets

		Increase (Decrease)		Increase (Decrease)			Increase (Decrease)
(Canadian $ in millions, except as noted)	Q4-2010	vs. Q4-2009		vs. Q3-2010		Fiscal-2010	vs. Fiscal-2009

Net interest income (teb)	299	16	6%	(56)	(16%)	1,394	(134)	(9%)
Non-interest revenue	535	4	1%	209	64%	1,885	324	21%

Total revenue (teb)	834	20	3%	153	23%	3,279	190	6%
Provision for credit losses	66	33	95%	-	-	264	118	81%
Non-interest expense	463	59	15%	42	10%	1,822	78	4%

Income before income taxes	305	(72)	(19%)	111	59%	1,193	(6)	-
Income taxes (teb)	89	(28)	(22%)	25	45%	373	47	15%

Net income	216	(44)	(17%)	86	65%	820	(53)	(6%)

Amortization of acquisition-related intangible assets (after tax)	(1)	(1)	nm	(2)	(+100%)	-	-	-

Cash net income	215	(45)	(17%)	84	65%	820	(53)	(6%)

Trading Products revenue	499	5	1%	102	26%	2,040	22	1%
Investment and Corporate Banking revenue	335	15	5%	51	18%	1,239	168	16%
Return on equity	20.1%		(0.7%)		8.3%	18.8%		3.1%
Cash return on equity	20.1%		(0.7%)		8.3%	18.8%		3.1%
Operating leverage	(12.1%)		nm		nm	1.8%		nm
Cash operating leverage	(12.1%)		nm		nm	1.7%		nm
Productivity ratio (teb)	55.4%		5.9%		(6.5%)	55.5%		(1.0%)
Cash productivity ratio (teb)	55.3%		5.8%		(6.6%)	55.5%		(0.9%)
Net interest margin on earning assets (teb)	0.78%		0.08%		(0.17%)	0.92%		0.02%
Average earning assets ($ billions)	152,461	(6,260)	(4%)	4,141	3%	152,116	(16,917)	(10%)

U.S. Select Financial Data (US$ in millions, except as noted)
Total revenue (teb)	249	(17)	(6%)	19	9%	992	(144)	(13%)
Non-interest expense	207	30	17%	36	21%	725	103	17%
Net Income	2	(41)	(94%)	(9)	(74%)	67	(238)	(78%)
Average earning assets (US$ billions)	51,592	(2,541)	(5%)	2,695	6%	48,231	(7,920)	(14%)

nm – not meaningful
Q4 2010 vs Q4 2009
Net income was $216 million, a decrease of $44 million or 17% from the very strong results a year ago. Revenue increased but there were higher provision for credit losses. Expenses also increased, in part due to higher employee costs as we continued to invest in strategic hiring across the business. Return on equity was 20.1%, compared with 20.8% a year ago.
      Revenue increased $20 million or 2.7% from the strong levels of a year ago to $834 million, reflecting in part the success of our focus on our core client base. The increase was driven by gains in investment securities and higher mergers and acquisitions revenues and debt underwriting fees. Trading revenue was slightly lower due to accounting adjustments in our equity trading business in the current quarter. Continued weak demand, particularly in the United States, contributed to lower corporate banking revenues and a weaker U.S. dollar decreased revenue by $15 million relative to a year ago.
      Net interest income increased due to higher trading net interest income and revenues from our cash management business, partially offset by lower corporate banking net interest income and lower revenues from our interest-rate-sensitive businesses. Net interest margin improved by 8 basis points largely due to lower funding costs.
      Non-interest expense increased $59 million primarily due to higher employee costs, as discussed above, as well as costs related to a litigation settlement. The weaker U.S. dollar decreased non-interest expense by $8 million relative to a year ago.
Q4 2010 vs Q3 2010
Net income increased $86 million or 65% from the third quarter. Revenue was $153 million or 23% higher, as trading revenue improved considerably from the previous quarter due to higher client activity in the current quarter and the favourable impact of credit spread movements this quarter compared to the negative impact last quarter. Mergers and acquisitions revenue also increased significantly, due to increased market share as well as improved market conditions. Equity underwriting fees also increased and there were higher investment securities gains. Revenue growth was reduced by accounting adjustments in our equity trading business in the current quarter.
     Non-interest expense increased $42 million in part due to higher variable compensation costs, in line with revenue performance. The remaining increase was primarily due to costs related to a litigation settlement.

16  BMO Financial Group Fourth Quarter Report 2010

Corporate Services, Including Technology and Operations

		Increase (Decrease)		Increase (Decrease)			Increase (Decrease)
(Canadian $ in millions, except as noted)	Q4-2010	vs. Q4-2009		vs. Q3-2010		Fiscal-2010	vs. Fiscal-2009

Net interest income before group teb offset	(108)	33	23%	(13)	(14%)	(425)	670	61%
Group teb offset	(64)	(20)	(45%)	57	47%	(355)	(108)	(44%)

Net interest income (teb)	(172)	13	7%	44	21%	(780)	562	42%
Non-interest revenue	75	(7)	(9%)	28	56%	212	(238)	(53%)

Total revenue (teb)	(97)	6	5%	72	42%	(568)	324	36%
Provision for credit losses	22	(205)	(91%)	35	+100%	152	(821)	(84%)
Non-interest expense	74	58	+100%	30	63%	147	(42)	(22%)

Loss before income taxes and non-controlling interest in subsidiaries	193	(153)	(44%)	(7)	(4%)	867	(1,187)	(58%)
Income tax recovery (teb)	145	(52)	(26%)	(39)	(21%)	642	(342)	(35%)
Non-controlling interest in subsidiaries	18	(1)	(1%)	(1)	(1%)	74	(2)	(3%)

Net loss	66	(102)	(61%)	31	89%	299	(847)	(74%)

U.S. Select Financial Data (US$ in millions, except as noted)
Total revenue (teb)	(40)	(11)	(41%)	21	33%	(155)	110	41%
Provision for credit losses	67	(133)	(66%)	49	+100%	227	(540)	(70%)
Non-interest expense	(17)	-	-	(3)	(22%)	(64)	(40)	(+100%)
Income tax recovery (teb)	35	(45)	(57%)	7	25%	128	(255)	(67%)
Net loss	59	(77)	(55%)	17	40%	208	(435)	(67%)

Corporate Services
Corporate Services consists of the corporate units that provide enterprise-wide expertise and governance support in a variety of areas, including strategic planning, risk management, finance, legal and compliance, communications and human resources. Operating results include revenues and expenses associated with certain securitization and asset-liability management activities, the elimination of teb adjustments and the impact of our expected loss provisioning methodology.
     Corporate Services is charged (or credited) with differences between the periodic provisions for credit losses charged to the client operating groups under our expected loss provisioning methodology and the required periodic provisions charged on a consolidated basis under GAAP.
Technology and Operations
Technology and Operations (T&O) manages, maintains and provides governance over information technology, operations services, real estate and sourcing for BMO Financial Group. T&O focuses on enterprise-wide priorities that improve service quality and efficiency to deliver an excellent customer experience.
Financial Performance Review
Technology and Operations operating results are included with Corporate Services for reporting purposes. Costs of T&O’s services are transferred to the client operating groups (P&C, PCG and BMO Capital Markets) and only minor amounts are retained in T&O results. As such, results in this section largely reflect the corporate activities outlined above.
      Corporate Services incurred a net loss in the quarter of $66 million due primarily to low revenues. Net interest income was reduced, in part, by a write-down on our share of the equity investment in Symcor Inc., a joint venture between certain banks that provides financial processing services. Results were $102 million better than in the prior year, largely due to lower provisions for credit losses, offset in part by higher expenses.
     Expenses were $58 million higher mainly due to increases in investment spending, professional fees and performance-based compensation.
     The net loss in the current quarter was $31 million higher than in the third quarter of 2010, primarily due to higher provisions for credit losses and expenses, which increased in the same areas as noted above.

BMO Financial Group Fourth Quarter Report 2010 • 17

Notable items

(Canadian $ in millions, except as noted)	Q4-2010	Q3-2010	Q4 2009	Fiscal-2010	Fiscal-2009

Charges related to deterioration in capital markets environment	-	-	50	-	521
Related income taxes	-	-	16	-	166

Net impact of charges related to the deterioration in capital markets environment (a)	-	-	34	-	355

Severance charges	-	-	-	-	118
Related income taxes	-	-	-	-	38

Net impact of severance charges (b)	-	-	-	-	80

Increase in general allowance	-	-	-	-	60
Related income taxes	-	-	-	-	21

Net impact of increase of general allowance (c)	-	-	-	-	39

Net impact of notable items (a+b+c)	-	-	34	-	474

Notable Items
As noted in the 2009 Annual Report, we chose to redefine notable items for fiscal 2009. Notable items identified for prior quarters align accordingly.
2010
No amounts were designated as notable in any quarter of 2010, in light of the relative insignificance of the amounts.
Q4 2009
Net income for the fourth quarter of 2009 was lowered by charges of $50 million ($34 million after tax or $0.06 per share) related to a Canadian credit protection vehicle.

18 • BMO Financial Group Fourth Quarter Report 2010

GAAP and Related Non-GAAP Measures used in the Earnings Release

(Canadian $ in millions, except as noted)	Q4-2010	Q3-2010	Q4-2009	Fiscal-2010	Fiscal-2009

Total non-interest expense (a)	2,023	1,898	1,779	7,590	7,381
Amortization of acquisition-related intangible assets (note 1)	(10)	(9)	(9)	(36)	(43)

Cash-based non-interest expense (b) (note 2)	2,013	1,889	1,770	7,554	7,338

Net income	739	669	647	2,810	1,787
Amortization of acquisition-related intangible assets, net of income taxes	9	9	8	32	35

Cash net income (note 2)	748	678	655	2,842	1,822
Preferred share dividends	(34)	(33)	(38)	(136)	(120)
Charge for capital (note 2)	(489)	(487)	(458)	(1,888)	(1,770)

Net economic profit (note 2)	225	158	159	818	(68)

Net income	739	669	647	2,810	1,787
Provision for credit losses	253	214	386	1,049	1,603
Income taxes and non-controlling interest in subsidiaries	214	126	177	761	293

Income before provision for credit losses, income taxes and non-controlling interest in subsidiaries (note 2)	1,206	1,009	1,210	4,620	3,683

Revenue (c)	3,229	2,907	2,989	12,210	11,064
Revenue growth (%) (d)	8.0	(2.4)	6.3	10.4	8.4
Productivity ratio (%) ((a/c) x 100)	62.6	65.3	59.5	62.2	66.7
Cash productivity ratio (%) ((b/c) x 100) (note 2)	62.3	65.0	59.2	61.9	66.3
Non-interest expense growth (%) (e)	13.7	1.4	(2.2)	2.8	7.1
Cash-based non-interest expense growth (%) (f) (note 2)	13.7	1.5	(2.0)	2.9	7.1
Operating leverage (%) (d-e)	(5.7)	(3.8)	8.5	7.6	1.3
Cash operating leverage (%) (d-f) (note 2)	(5.7)	(3.9)	8.3	7.5	1.3
EPS (uses net income) ($)	1.24	1.13	1.11	4.75	3.08
Cash EPS (note 1) (uses cash net income) ($) (note 2)	1.26	1.14	1.13	4.81	3.14

Note 1: The amortization of non-acquisition-related intangible assets is not added back in the determination of cash-based non-interest expense and cash net income.
Note 2: These are non-GAAP amounts or non-GAAP measures.

Non-GAAP Measures
BMO uses both GAAP and certain non-GAAP measures to assess performance. Securities regulators require that companies caution readers that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings under GAAP and are unlikely to be comparable to similar measures used by other companies. The above table reconciles the non-GAAP measures, which management regularly monitors, to their GAAP counterparts.
     At times, we indicate that certain amounts or measures exclude the effects of items but we generally do so in conjunction with disclosure of the nearest GAAP measure and provide details of the reconciling item. Amounts and measures stated on such a basis are considered useful as they could be expected to reflect ongoing operating results or assist readers’ understanding of performance. To assist readers, we have also provided a schedule on the preceding page that summarizes notable items that have affected results in certain of the reporting periods.
     Cash earnings, cash productivity and cash operating leverage measures may enhance comparisons between periods when there has been an acquisition, particularly because the purchase decision may not consider the amortization of acquisition-related intangible assets to be a relevant expense.
Cash EPS measures are also disclosed because analysts often focus on this measure, and cash EPS is used by Thomson First Call to track third-party earnings estimates that are frequently reported in the media. Cash measures add the after-tax amortization of acquisition-related intangible assets to GAAP earnings to derive cash net income (and associated cash EPS) and deduct the amortization of acquisition-related intangible assets from non-interest expense to derive cash productivity and cash operating leverage measures.
     Net economic profit represents cash net income available to common shareholders, less a charge for capital, and is considered an effective measure of added economic value.
     Income before provision for credit losses, income taxes and non-controlling interest in subsidiaries is considered a useful measure as it provides a measure of performance that excludes the impacts of credit losses and income taxes, which can at times mask performance because of their size and variability.
Summary Unaudited Quarterly Consolidated Financial Statements
The attached summary unaudited quarterly consolidated financial statements should be read in conjunction with the notes to our annual audited consolidated financial statements for the year ended October 31, 2010, which are available on our website at www.bmo.com.

BMO Financial Group Fourth Quarter Report 2010 • 19

Interim Consolidated Financial Statements
Consolidated Statement of Income

(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended					For the twelve months ended
	October 31,	July 31,	April 30,	January 31,	October 31,	October 31,	October 31,
	2010	2010	2010	2010	2009	2010	2009

Interest, Dividend and Fee Income
Loans	$1,925	$1,845	$1,737	$1,763	$1,835	$7,270	$7,960
Securities	563	543	510	518	448	2,134	2,427
Deposits with banks	23	18	16	17	19	74	186

	2,511	2,406	2,263	2,298	2,302	9,478	10,573

Interest Expense
Deposits	666	610	527	559	672	2,362	4,041
Subordinated debt	32	30	28	29	32	119	135
Capital trust securities and preferred shares	14	18	19	20	20	71	80
Other liabilities	189	177	167	158	136	691	747

	901	835	741	766	860	3,243	5,003

Net Interest Income	1,610	1,571	1,522	1,532	1,442	6,235	5,570
Provision for credit losses	253	214	249	333	386	1,049	1,603

Net Interest Income After Provision for Credit Losses	1,357	1,357	1,273	1,199	1,056	5,186	3,967

Non-Interest Revenue
Securities commissions and fees	266	258	261	263	250	1,048	973
Deposit and payment service charges	199	206	197	200	205	802	820
Trading revenues (losses)	166	(1)	213	126	163	504	723
Lending fees	144	148	138	142	149	572	556
Card fees	65	67	66	35	29	233	121
Investment management and custodial fees	91	90	86	88	87	355	344
Mutual fund revenues	144	139	134	133	128	550	467
Securitization revenues	188	167	151	172	201	678	929
Underwriting and advisory fees	135	91	97	122	116	445	397
Securities gains (losses), other than trading	40	9	54	47	14	150	(354)
Foreign exchange, other than trading	22	22	28	21	14	93	53
Insurance income	83	70	86	82	86	321	295
Other	76	70	16	62	105	224	170

	1,619	1,336	1,527	1,493	1,547	5,975	5,494

Net Interest Income and Non-Interest Revenue	2,976	2,693	2,800	2,692	2,603	11,161	9,461

Non-Interest Expense
Employee compensation	1,120	1,062	1,071	1,111	1,047	4,364	4,385
Premises and equipment	379	337	319	308	302	1,343	1,281
Amortization of intangible assets	46	52	55	50	50	203	203
Travel and business development	109	85	77	72	81	343	309
Communications	60	61	58	50	58	229	221
Business and capital taxes	10	19	12	11	(3)	52	44
Professional fees	118	98	79	77	97	372	362
Other	181	184	159	160	147	684	576

	2,023	1,898	1,830	1,839	1,779	7,590	7,381

Income Before Provision for Income Taxes and Non-Controlling Interest in Subsidiaries	953	795	970	853	824	3,571	2,080
Provision for income taxes	196	107	207	177	158	687	217

	757	688	763	676	666	2,884	1,863
Non-controlling interest in subsidiaries	18	19	18	19	19	74	76

Net Income	$739	$669	$745	$657	$647	$2,810	$1,787

Preferred share dividends	$34	$33	$34	$35	$38	$136	$120
Net income available to common shareholders	$705	$636	$711	$622	$609	$2,674	$1,667
Average common shares (in thousands)	565,088	561,839	558,320	553,992	550,495	559,822	540,294
Average diluted common shares (in thousands)	568,083	565,196	561,868	557,311	554,151	563,125	542,313

Earnings Per Share (Canadian $)
Basic	$1.25	$1.13	$1.27	$1.12	$1.12	$4.78	$3.09
Diluted	1.24	1.13	1.26	1.12	1.11	4.75	3.08
Dividends Declared Per Common Share	0.70	0.70	0.70	0.70	0.70	2.80	2.80

Certain comparative figures have been reclassified to conform with the current period’s presentation.
20 • BMO Financial Group Fourth Quarter Report 2010

Interim Consolidated Financial Statements
Consolidated Balance Sheet

(Unaudited) (Canadian $ in millions)	As at
	October 31,	July 31,	April 30,	January 31,	October 31,
	2010	2010	2010	2010	2009

Assets
Cash and Cash Equivalents	$17,368	$15,083	$13,623	$12,341	$9,955

Interest Bearing Deposits with Banks	3,186	3,121	2,741	3,563	3,340

Securities
Trading	71,710	66,300	70,978	64,874	59,071
Available-for-sale	50,543	51,899	50,886	52,644	50,257
Other	1,146	1,151	1,534	1,552	1,485

	123,399	119,350	123,398	119,070	110,813

Securities Borrowed or Purchased Under Resale Agreements	28,102	24,317	25,053	34,498	36,006

Loans
Residential mortgages	48,715	47,097	46,671	46,535	45,524
Consumer instalment and other personal	51,159	49,741	47,774	46,813	45,824
Credit cards	3,308	3,304	3,318	3,324	2,574
Businesses and governments	68,338	68,407	66,894	67,690	68,169

	171,520	168,549	164,657	164,362	162,091
Customers’ liability under acceptances	7,001	6,885	6,981	7,169	7,640
Allowance for credit losses	(1,878)	(1,879)	(1,885)	(1,943)	(1,902)

	176,643	173,555	169,753	169,588	167,829

Other Assets
Derivative instruments	49,759	47,947	41,469	45,702	47,898
Premises and equipment	1,560	1,565	1,552	1,628	1,634
Goodwill	1,619	1,627	1,609	1,584	1,569
Intangible assets	812	748	749	712	660
Other	9,192	10,073	10,219	9,937	8,754

	62,942	61,960	55,598	59,563	60,515

Total Assets	$411,640	$397,386	$390,166	$398,623	$388,458

Liabilities and Shareholders’ Equity
Deposits
Banks	$19,435	$19,262	$24,399	$22,318	$22,973
Businesses and governments	130,773	123,882	115,251	119,568	113,738
Individuals	99,043	99,647	99,610	98,413	99,445

	249,251	242,791	239,260	240,299	236,156

Other Liabilities
Derivative instruments	47,970	45,110	39,523	42,867	44,765
Acceptances	7,001	6,885	6,981	7,169	7,640
Securities sold but not yet purchased	16,438	18,424	16,475	15,953	12,064
Securities lent or sold under repurchase agreements	47,110	42,237	46,323	50,226	46,312
Other	17,414	16,175	16,257	16,592	15,938

	135,933	128,831	125,559	132,807	126,719

Subordinated Debt	3,776	3,747	3,682	3,742	4,236

Capital Trust Securities	800	800	1,150	1,150	1,150

Shareholders’ Equity
Share capital	9,498	9,311	9,161	8,939	8,769
Contributed surplus	92	90	88	89	79
Retained earnings	12,848	12,539	12,299	11,981	11,748
Accumulated other comprehensive loss	(558)	(723)	(1,033)	(384)	(399)

	21,880	21,217	20,515	20,625	20,197

Total Liabilities and Shareholders’ Equity	$411,640	$397,386	$390,166	$398,623	$388,458

Certain comparative figures have been reclassified to conform with the current period’s presentation.
BMO Financial Group Fourth Quarter Report 2010 • 21

Interim Consolidated Financial Statements
Consolidated Statement of Comprehensive Income

(Unaudited) (Canadian $ in millions)	For the three months ended		For the twelve months ended
	October 31,	October 31,	October 31,	October 31,
	2010	2009	2010	2009

Net income	$739	$647	$2,810	$1,787
Other Comprehensive Income
Net change in unrealized gains on available-for-sale securities	99	200	35	554
Net change in unrealized gains (losses) on cash flow hedges	102	(100)	48	(244)
Net gain (loss) on translation of net foreign operations	(36)	15	(242)	(458)

Total Comprehensive Income	$904	$762	$2,651	$1,639

Consolidated Statement of Changes in Shareholders’ Equity

(Unaudited) (Canadian $ in millions)	For the three months ended		For the twelve months ended
	October 31,	October 31,	October 31,	October 31,
	2010	2009	2010	2009

Preferred Shares
Balance at beginning of period	$2,571	$2,571	$2,571	$1,746
Issued during the period	–	–	–	825

Balance at End of Period	2,571	2,571	2,571	2,571

Common Shares
Balance at beginning of period	6,740	6,055	6,198	4,773
Issued during the period	–	–	–	1,000
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plan	156	107	537	338
Issued under the Stock Option Plan	31	36	192	87

Balance at End of Period	6,927	6,198	6,927	6,198

Contributed Surplus
Balance at beginning of period	90	78	79	69
Stock option expense	2	1	13	8
Premium on treasury shares	–	–	–	2

Balance at End of Period	92	79	92	79

Retained Earnings
Balance at beginning of period	12,539	11,525	11,748	11,632
Net income	739	647	2,810	1,787
Dividends – Preferred shares	(34)	(38)	(136)	(120)
– Common shares	(396)	(386)	(1,571)	(1,530)
Share issue expense	–	–	(3)	(32)
Treasury shares	–	–	–	11

Balance at End of Period	12,848	11,748	12,848	11,748

Accumulated Other Comprehensive Income on Available-for-Sale Securities
Balance at beginning of period	416	280	480	(74)
Unrealized gains on available-for-sale securities arising during the period (net of income tax provision of $(28), $(92), $(21) and $(253))	120	213	108	491
Reclassification to earnings of (gains) losses in the period (net of income tax (provision) recovery of $2, $5, $25 and $(26))	(21)	(13)	(73)	63

Balance at End of Period	515	480	515	480

Accumulated Other Comprehensive Income on Cash Flow Hedges
Balance at beginning of period	(40)	114	14	258
Gains (losses) on cash flow hedges arising during the period (net of income tax (provision) recovery of $(54), $31, $(69) and $64)	125	(61)	154	(153)
Reclassification to earnings of gains on cash flow hedges (net of income tax recovery of $10, $18, $48 and $44)	(23)	(39)	(106)	(91)

Balance at End of Period	62	14	62	14

Accumulated Other Comprehensive Loss on Translation of Net Foreign Operations
Balance at beginning of period	(1,099)	(908)	(893)	(435)
Unrealized gain (loss) on translation of net foreign operations	(97)	42	(725)	(1,331)
Impact of hedging unrealized gain (loss) on translation of net foreign operations (net of income tax (provision) recovery of $(31), $12, $(206) and $(382))	61	(27)	483	873

Balance at End of Period	(1,135)	(893)	(1,135)	(893)

Total Accumulated Other Comprehensive Loss	(558)	(399)	(558)	(399)

Total Shareholders’ Equity	$21,880	$20,197	$21,880	$20,197

22 • BMO Financial Group Fourth Quarter Report 2010

INVESTOR AND MEDIA PRESENTATION
Investor Presentation Materials
Interested parties are invited to visit our website at www.bmo.com/investorrelations to review our fourth quarter and fiscal 2010 results. This quarter’s news release, presentation materials and a supplementary financial information package together with BMO Financial Group’s audited Consolidated Financial Statements (including Notes to the Consolidated Financial Statements) and the accompanying Management’s Discussion and Analysis will be available online.
Quarterly Conference Call and Webcast Presentations
Interested parties are also invited to listen to our quarterly conference call on Tuesday, December 7, 2010, at 2:00 p.m. (EST). At that time, senior BMO executives will comment on results for the quarter and respond to questions from the investor community. The call may be accessed by telephone at 416-695-9753 (from within Toronto) or 1-888-789-0089 (toll-free outside Toronto). A replay of the conference call can be accessed until Monday, February 28, 2011, by calling 416-695-5800 (from within Toronto) or 1-800-408-3053 (toll-free outside Toronto) and entering passcode 6850310.
A live webcast of the call can be accessed on our website at www.bmo.com/investorrelations. A replay can be accessed on the site until Monday, February 28, 2011.
Media Relations Contacts
Ralph Marranca, Toronto, ralph.marranca@bmo.com, 416-867-3996
Ronald Monet, Montreal, ronald.monet@bmo.com, 514-877-1873
Investor Relations Contacts
Viki Lazaris, Senior Vice-President, viki.lazaris@bmo.com, 416-867-6656
Terry Glofcheskie, Director, terry.glofcheskie@bmo.com, 416-867-5452
Andrew Chin, Senior Manager, andrew.chin@bmo.com, 416-867-7019
Chief Financial Officer
Russel Robertson, Chief Financial Officer
russ.robertson@bmo.com, 416-867-7360
Corporate Secretary
Blair Morrison, Senior Vice-President, Deputy General Counsel,
Corporate Affairs and Corporate Secretary
corp.secretary@bmo.com, 416-867-6785

Shareholder Dividend Reinvestment and Share Purchase Plan
Average market price
August 2010 $56.69 ($55.56*)
September 2010 $59.50
October 2010 $61.17
* reflects 2% discount for dividend reinvestment
For dividend information, change in shareholder address
or to advise of duplicate mailings, please contact
Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1
Telephone: 1-800-340-5021 (Canada and the United States)
Telephone: (514) 982-7800 (international)
Fax: 1-888-453-0330 (Canada and the United States)
Fax: (416) 263-9394 (international)
E-mail: service@computershare.com
For other shareholder information, please contact
Bank of Montreal
Shareholder Services
Corporate Secretary’s Department
One First Canadian Place, 21st Floor
Toronto, Ontario M5X 1A1
Telephone: (416) 867-6785
Fax: (416) 867-6793
E-mail: corp.secretary@bmo.com
For further information on this report, please contact
Bank of Montreal
Investor Relations Department
P.O. Box 1, One First Canadian Place, 18th Floor
Toronto, Ontario M5X 1A1
To review financial results online, please visit our website at www.bmo.com

® Registered trademark of Bank of Montreal

Annual Meeting 2011
The next Annual Meeting of Shareholders will be held on
Tuesday, March 22, 2011, in Vancouver, British Columbia.